UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GP STRATEGIES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

36225V104

(CUSIP Number of Class of Securities)

Kenneth L. Crawford

Senior Vice President & General Counsel

GP Strategies Corporation

70 Corporate Center

11000 Broken Land Parkway, Suite 200

Columbia, Maryland 21044

(443) 367-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kelly Tubman Hardy, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$80,000,000	$10,304

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase up to $80,000,000 in value of shares of common stock of GP Strategies Corporation at a price not greater than $29.00 and not less $26.00 per share in cash.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $10,304	Filing Party: GP Strategies Corporation
Form or Registration No.: Schedule TO-I	Date Filed: September 2, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 2, 2014, as amended on September 8, 2014 (the “Schedule TO”) by GP Strategies Corporation, a Delaware corporation (“GP Strategies” or the “Company”). The Schedule TO, as amended by this Amendment No. 2, relates to the offer by GP Strategies to purchase, up to $80 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $29.00 and not less than $26.00 per Share in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated September 2, 2014 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, previously filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”).

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.

Item 7.       Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Item 7 of the Schedule TO is hereby amended and supplemented by amending and restating the second paragraph in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase in its entirety as follows:

“On September 2, 2014, we entered into a Fourth Amended and Restated Financing and Security Agreement (the “Credit Agreement”) with Wells Fargo Bank, National Association, as lender. The Credit Agreement provides for a revolving credit facility up to a maximum principal amount $70 million and for a term loan in the maximum principal amount of $40 million maturing on October 31, 2017 (the “Maturity Date”), and is secured by substantially all of our assets.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2014

GP STRATEGIES CORPORATION

By:	/s/ Sharon Esposito-Mayer
Name:	Sharon Esposito-Mayer
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated September 2, 2014
(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)
(a)(1)(iii)*	Notice of Guaranteed Delivery
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(5)(i)*	Press Release announcing the commencement of the Offer, dated September 2, 2014
(a)(5)(ii)*	Advertisement announcing the commencement of the Offer
(a)(5)(iii)*	Letter to Participants in the GP Retirement Savings Plan
(a)(5)(iv)*	Employee communication issued on September 2, 2014
(a)(5)(v)*	Notice to Participants in the GP Retirement Savings Plan
(b)(i)	Fourth Amended and Restated Financing and Security Agreement, dated September 2, 2014, by and between GP Strategies Corporation as Borrower and Wells Fargo Bank, National Association, as Lender. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on September 2, 2014.
(d)(1)(i)	GP Strategies Corporation 2011 Stock Incentive Plan. Incorporated herein by reference to Appendix B of GP Strategies Corporation’s Definitive Proxy Statement filed on November 1, 2011.
(d)(1)(ii)	1973 Non-Qualified Stock Option Plan of GP Strategies Corporation, as amended on December 28, 2006. Incorporated by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 10-K for the year ended December 31, 2006.
(d)(1)(iii)	GP Strategies Corporation 2003 Incentive Stock Plan. Incorporated herein by reference to Exhibit 4 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 2003.
(d)(1)(iv)	Employment Agreement, dated as of July 1, 1999, between GP Strategies Corporation’s and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 1999.
(d)(1)(v)	Amendment, dated January 21, 2005, to Employment Agreement dated as of July 1, 1999 between GP Strategies Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 25, 2005.
(d)(1)(vi)	Amendment, dated June 20, 2007, to Employment Agreement dated as of July 1, 1999 between GP Strategies Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on June 26, 2007.
(d)(1)(vii)	Amendment, dated December 30, 2008, to Employment Agreement by and between GP Strategies Corporation and Scott N. Greenberg dated July 1, 1999. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 6, 2009.
(d)(1)(viii)	Amendment, dated December 30, 2009, to Employment Agreement by and between GP Strategies Corporation and Scott N. Greenberg dated July 1, 1999. Incorporated herein by reference to Exhibit 10.3 to GP Strategies Corporation’s Form 8-K filed December 31, 2009.
(d)(1)(ix)	Amendment, dated December 30, 2011, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Scott N. Greenberg. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(x)	Employment Agreement, dated as of July 1, 1999, between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.11 of GP Strategies Corporation’s Form 10-K for the year ended December 31, 2003.
(d)(1)(xi)	Amendment, dated January 21, 2005, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 25, 2005.
(d)(1)(xii)	Amendment, dated June 20, 2007, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on June 26, 2007.
(d)(1)(xiii)	Amendment, dated December 30, 2008, to Employment Agreement by and between General Physics Corporation and Douglas Sharp dated July 1, 1999. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 6, 2009.

Exhibit No.	Description
(d)(1)(xiv)	Amendment, dated December 30, 2009, to Employment Agreement by and between General Physics Corporation and Douglas Sharp dated July 1, 1999. Incorporated herein by reference to Exhibit 10.4 to GP Strategies Corporation’s Form 8-K filed December 31, 2009.
(d)(1)(xv)	Amendment, dated December 30, 2011, to Employment Agreement dated as of July 1, 1999 between General Physics Corporation and Douglas E. Sharp. Incorporated herein by reference to Exhibit 10.2 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(xvi)	Form of Employment Agreement between General Physics Corporation and certain of its executive vice presidents. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K filed on October 4, 2007.
(d)(1)(xvii)	Form of Employment Agreement between General Physics Corporation and certain of its senior vice presidents. Incorporated herein by reference to Exhibit 10.4 of GP Strategies Corporation’s Form 10-Q for the quarter ended September 30, 2007.
(d)(1)(xviii)	Amendment, dated December 30, 2011, to Form of Employment Agreement between General Physics Corporation and certain of its executive officers. Incorporated herein by reference to Exhibit 10.3 of GP Strategies Corporation’s Form 8-K filed on January 3, 2012.
(d)(1)(xix)	Form of Non-Qualified Stock Option Agreement between GP Strategies Corporation and certain officers, dated January 21, 2010. Incorporated herein by reference to Exhibit 10.23 to GP Strategies Corporation’s Form 10-K for the year ended December 31, 2009.
(d)(1)(xxii)	Form of Indemnification Agreement. Incorporated herein by reference to Exhibit 10.1 of GP Strategies Corporation’s Form 8-K dated December 23, 2005.
(g)	Not applicable
(h)	Not applicable

* Previously filed.